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                                                                      EXHIBIT 8
                      [MAYER, BROWN & PLATT LETTERHEAD]

                                                                    PHONE NUMBER

                                August 15, 1997

Capsure Holdings Corp.
Two North Riverside Plaza
Chicago, IL 60606

     Re: Tax Opinion for Transaction with Continental
       Casualty Company and its Affiliates

Ladies and Gentlemen:

     We have acted as counsel to Capsure Holdings Corp., a Delaware corporation ("Capsure"), in connection with a proposed transaction pursuant to which Surety Acquisition Company ("Acquisition"), a Delaware corporation which is a wholly-owned subsidiary of CNA Surety Corporation ("Newco"), will be merged with and into Capsure (the "Merger"). Upon consummation of the Merger, each issued and outstanding share of Capsure common stock will be converted into the right to receive shares of Newco common stock, as provided in detail in the Reorganization Agreement dated as of December 19, 1996 among Capsure, Continental Casualty Company, ("Continental"), certain affiliates of Continental (collectively with Continental, the "Continental Group"), Newco and Acquisition (the "Reorganization Agreement") and amended pursuant to the First Amendment to the Reorganization Agreement dated as of July 14, 1997 (the "Amended Reorganization Agreement"). The opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis.

     In addition, with respect to the opinions set forth below, we have relied upon the Reorganization Agreement and the Amended Reorganization Agreement and upon representations of Capsure, the Continental Group, Newco, Acquisition, and certain holders of Capsure common stock concerning certain facts underlying and relating to the proposed transactions. We have further assumed that disclosure documents to be issued in connection with the transaction will describe the proposed transactions in a manner consistent with these agreements and the representations.

     Based on the foregoing, we offer the following opinions:

          1. The Merger will be treated as an exchange within the meaning of
     Section 351(a) of the Code or a reorganization within the meaning of section 368(a) of the Code.


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[MAYER, BROWN & PLATT LETTERHEAD]

Capsure Holdings Corp.
August 15, 1997
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          2. Except, possibly, to the extent cash is received pursuant to dividends paid or declared at or prior to the Merger (which will be treated in whole or in part as ordinary dividend income to the extent of Capsure's current or accumulated earnings and profits or, possibly, as capital gain if such dividend is treated as consideration in the Merger), no gain or loss will be recognized by Capsure or its shareholders as a result of the exchange of Capsure common stock for Newco common stock pursuant to the Merger.

     Except as provided above, this opinion does not address the tax treatment of any dividends declared or paid at or prior to the Merger. In addition, there is no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code or the interpretation thereof by the courts or the Internal Revenue Service. The opinions rendered herein are solely for your benefit and may not be relied upon by any person or entity or for any purpose without prior written consent.

                                          Very truly yours,

                                          /s/  MAYER, BROWN & PLATT

                                          MAYER, BROWN & PLATT